Exhibit (a)(39)

EFiled: Mar 8 2012 10:49AM EST

Transaction ID 42911043

Case No. 7316-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IRONWORKERS LOCAL NO. 25 PENSION FUND, on behalf of itself and all other similarly situated shareholders of Illumina Corporation,

Plaintiff, v.	C.A. No.
WILLIAM H. RASTETTER; JAY T. FLATLEY; A. BLAINE BOWMAN, DANIEL M. BRADBURY, KARIN EASTHAM; PAUL C. GRINT, GERALD MOLLER, DAVID R. WALT, ROY WHITFIELD and ILLUMINA, INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Ironworkers Local No. 25 Pension Fund (“Ironworkers’” or “Plaintiff), by its undersigned counsel, on behalf of itself and all other similarly situated public shareholders of Illumina, Inc. (“Illumina” or the “Company”), files this verified class action complaint (the “Complaint”) against the members of the Illumina board of directors (the “Board,” “Illumina Board.” or “Individual Defendants”). The allegations of this Complaint are based on the personal knowledge of Plaintiff as to itself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters.

NATURE OF THE ACTION

1. Under Delaware law, a corporate board cannot use a “poison pill” and Delaware General Corporation Law Section 203 (“DGCL Section 203”) to immunize itself unreasonably from a non-coercive bid. This action arises because of the ill-

informed and unreasonable defensive response by the Illumina Board to a non-coercive offer to acquire the Company by Roche Holdings AG (“Roche”) at a price significantly above Illumina’s market price.

2. On January 27, 2012, Roche commenced a tender offer to acquire all outstanding shares of Illumina for $44.50 per share in cash (the “Roche Offer”), which represents a 64% premium to the closing price of Illumina on December 21, 2011—the day before market rumors about a potential transaction between Roche and Illumina inflated Illumina’s stock price. The price represented a 61% premium over the one- month historical average price and a 43% premium over the three-month historical average of Illumina’s share price, both as of December 21, 2011. The Roche Offer values the Company at roughly $5.7 billion.

3. The Board, entrenched behind various defensive measures, including a staggered board of directors and a poison pill shareholders rights plan, formally rejected the offer on February 7, 2012. The Board rejected the Roche Offer without fully informing itself about the possible value that can be derived from a transaction with Roche or another strategic buyer. Instead, the Board engaged Goldman Sachs to help it ward off Roche.

4. Goldman, however, has its own financial incentive to resist a sale of the Company: if the Company were sold to Roche, Goldman would be forced to pay $454 million on a derivative obligation it has entered with Illumina. Thus, Goldman shares the Board’s singular goal of stubborn resistance, and the Board has refused to cleanse the process of its deliberation by terminating its retention of Goldman for the purposes of evaluating the Roche Offer.

5. Illumina develops, manufactures and markets integrated systems for the large scale analysis of genetic variation and biological function. Senior executives of the Company were notified in December 2011 that Roche had an interest in acquiring Illumina. Shortly thereafter, Roche formally offered to acquire all of the shares of Illumina’s common stock. Instead of considering this offer or of the value of possibly negotiating a higher bid, Defendants, on the advice of Goldman Sachs, flatly rejected the offer. Goldman Sachs benefited financially from its recommendation that Illumina reject the Roche Offer. Illumina rejected this private and friendly offer. Roche’s tender offer ensued.

6. After months of repeated private overtures, on January 24, 2012, Roche publicly announced that it would acquire all outstanding shares of Illumina for $44.50 per share. Instead of using Roche’s strong interest as leverage to fully explore all of its strategic alternatives at what is a critical juncture for the Company, the Board has decided to hide behind a stockholder rights plan (“Poison Pill”) that was put into place on January 26, 2012, two days after Roche went public with its acquisition offer. The effect of the Poison Pill is to cause substantial dilution to any person or entity attempting a hostile takeover of the Company. The terms of the Poison Pill essentially prevent a stockholder from acquiring over 15% of Illumina stock without the approval of the Board.

7. The Poison Pill adds an additional layer to Illumina’s preexisting defensive capabilities. Illumina’s charter does not include a provision exempting the

Company from the effects of D.G.C.L. Section 203. Any potential acquirer, such as Roche, unable to reach the 85% statutory threshold, therefore, would be subject to Section 203’s three-year delay. Notably, academics have published statistical analysis indicating that the 85% threshold is so unattainable as to render Section 203 violative of the U.S. Constitution.

8. The Company’s charter documents allow the Board additional defensive measures. As set forth in the Company’s certificate of incorporation, Illumina has a staggered board with three classes of directors each serving three year terms. The total number of Illumina directors is established by the Company’s bylaws, and a two thirds vote of shareholders can change the number of directors. The certificate of incorporation, however, allows the board unlimited power to alter the Company’s bylaws, so the Board retains the ability to counteract the efforts of shareholders to alter the board’s structure or the number of members.

9. The Illumina Board has an affirmative and active role to fulfill its fiduciary duties of care and loyalty under Delaware law, particularly here, where the Poison Pill and D.G.C.L. Section 203 make it practically impossible for Roche or any other bona fide bidder to complete an acquisition on a reasonable time horizon without the Board’s cooperation and approval. Illumina’s unreasonable response to the Roche Offer renders the Poison Pill an entrenching rampart rather than a tool for a properly functioning independent and informed Board to maximize value. Unlimited reliance on the Poison Pill and D.G.C.L. Section 203 thus constitutes a continuing breach of duty. The Company’s continued reliance on Goldman Sachs for advice in connection with the Roche Offer is not only a breach of fiduciary duty but also evidence of bad faith on the part of the Board.

10. The Company’s annual meeting must be held by June, 2012, and Defendants are undertaking to thwart an informed vote that may result in the election of a slate of Roche directors or amendments to the Company’s bylaws proposed by Roche that would allow a change in a majority of the composition of the Board. To that end, Illumina and the Board have refused to disclose all material information relating to the matters that will be addressed at the annual meeting, and the Board is in breach of its fiduciary duties as a result.

11. In this action, Plaintiff seeks (i) a determination that a continued refusal by the Board to redeem the Poison Pill and exempt a potential transaction with Roche from D.G.C.L. Section 203 will be an unreasonable, disproportionate response to a sufficiently high premium offer; (ii) an injunction and other appropriate relief to enjoin the Illumina directors from using Goldman Sachs, the Poison Pill and D.G.C.L. Section 203 to impede maximization of shareholder value; (iii) an order requiring Defendants to disclose all material information related to the matters to be addressed at the Illumina annual meeting and the Roche Offer.

12. In the wake of the Court’s recent decision in In re Airgas Shareholder Litigation, Roche may believe that the Poison Pill will remain in place forever and that its own litigation efforts would be futile. Plaintiff contends that to the extent hostile bidders have made bona fide efforts and have avoided the time and expense of a litigation challenge to a poison pill, it is even more important for the Court to permit shareholders and their counsel to bear that investment of time and resources.

13. After all, while the opportunity to buy Illumina is unique, the harm to Roche of pulling its bid may not be devastating. On the other hand, the harm to Illumina shareholders of the Board using its fiduciary position to thwart what would otherwise be a value-maximizing transaction can and likely would be catastrophic.

PARTIES

14. Plaintiff Ironworkers is a stockholder of Illumina and has been a stockholder of Illumina at all material times alleged in this Complaint.

15. Defendant Illumina is a developer and manufacturer of life science tools and integrated systems for the analysis of genetic variation and function. The Company provides a line of genetic analysis solutions, with products and services that serve a range of interconnected markets, including sequencing, genotyping, gene expression, and molecular diagnostics. The Company is organized in two business segments: Life Sciences and Diagnostics. Its Life Sciences business unit includes all products and services related to the research market, namely the product lines based on its sequencing, BeadArray, VeraCode, and real-time PCR technologies. Its Diagnostics business unit focuses on molecular diagnostics. Its customers include genomic research centers, academic institutions, government laboratories, and clinical research organizations. In January 2011, the Company acquired Epicentre Technologies Corporation. In April 2010, the Company purchased Helixis, Inc.

16. Defendant Defendant William H. Rastetter (“Rastetter”) has served as a member of the Illumina Board since 1998 and has been the Chairman of the Board since 2005. He is a member of the Compensation, Audit and Nominating and Corporate Governance Committees, Rastetter term expires in 2012.

17. Defendant Jay T. Flatley (“Flatley”) has been President and Chief Executive Officers of Illumina since 1999. Flatley is also a member of the Illumina Board. Flatley’s term expires in 2012.

18. Defendant A. Blaine Bowman (“Bowman”) has served as an Illumina director since 2007. He is also the chairman of the Audit Committee. Bowman’s term expires in 2012.

19. Defendant Daniel M. Bradbury (“Bradbury”) has served as a member of Illumina’s board since 2004. He is a member of the Audit and Compensation Committees. Bradbury is up for reelection in 2014.

20. Defendant Karin Eastham (“Eastham”) has served as a member of the Illumina Board since 2004. She is the chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee. Eastman is up for reelection in 2012.

21. Defendant Paul C. Grint (“Grint”) has served as an Illumina director since 2005. Grint is a member of the Compensation Committee. Grint is up for reelection in 2013.

22. Defendant Gerald Möller (“Möller”) has served as an Illumina director since 2010. Möller is the chairman of the Diagnostics Advisory Committee. He is up for reelection in 2014.

23. Defendant David R. Walt (“Walt”), one of the Company’s founders and Chairman of Illumina’s Scientific Advisory Board since 1998 and has served as a director since that time. Walt is a member of the Nominating and Corporate Governance Committee. Walt is up for reelection in 2013.

24. Defendant Roy Whitfield (“Whitfield”) has served as a director of Illumina since 2007. Whitfield is the Chairman of the Compensation Committee. He is up for reelection in 2014.

25. As directors of the Company, the defendants referred to in paragraphs 15 to 23 above are in a fiduciary relationship with the Company, Plaintiff and the public stockholders of Illumina, and owe the highest obligations of loyalty and care.

FACTUAL BACKGROUND

A.	History of Illumina and Recent Performance

26. Illumina was founded in April of 1998 by David Walt and venture capital firm CW Group, in conjunction with various physicians. While working with CW Group, Larry Bock and John Stuelpnagel uncovered what would become Illumina’s BeadArray technology at Tufts University and negotiated an exclusive license to that technology. In short, the technology represented a fundamentally different approach to high-density microarrays. Eventually headquartered in San Diego, California, Illumina completed its initial public offering in July 2000.

27. Illumina began offering SNP genotyping services in 2001 and launched its first system, the Illumina BeadLab, in 2002, using GoldenGate Genotyping technology. In 2006, the company acquired Solexa, and soon thereafter launched the Genome Analyzer, the first of many Illumina sequencing systems based on the sequencing by synthesis technology.

28. In 2007, Illumina launched IlluminaConnect, a bioinformatics software partnership program established to advance data integration and analysis. This program offers Illumina customers seamless access to third-party bioinformatics providers of advanced data analysis applications for processing Illumina array data.

29. In 2008, Illumina scientists sequenced the genome of an anonymous African male, using the Genome Analyzer. This achievement establishes the direct utility of Illumina’s sequencing technology for accurately sequencing large and complex genomes.

30. Illumina currently offers microarray-based products and services for an expanding range of genetic analysis sequencing, including SNP genotyping, gene expression, and protein analysis. Illumina’s technologies are used by a broad range of academic, government, pharmaceutical, biotechnology, and other leading institutions around the world.

31. The Company’s recent financial results have been weak, and its shares have been trading lower as a result. On October 6, 2011, Illumina announced poor preliminary revenue results for its third quarter 2011, falling far short of expectations. It also suspended its financial guidance for the full year 2011. Particularly, Illumina blamed the shortfall on uncertain levels of research funding.

32. Illumina also stated that revenue was affected by an extra sequencing capacity in the market that customers were unable to fully utilize. These results caused analysts to downgrade their ratings of the Company, and lower the target prices for Illumina stock

33. These revenue shortfalls led to a plan to restructure Illumina’s business and take a charge of approximately $17 million.

B.	Roche Approaches Illumina Regarding A Potential Transaction and Is Forced to Go Public

34. On November 1, 2011, Dr. Authur D. Levinson (“Levinson”), a member of Roche’s board of directors, spoke by phone with Illumina Chairman Rastetter, and informed Rastetter of Roche’s desire to make a substantial equity investment in Illumina.

35. Levinson also expressed Roche’s interest in working with Illumina in the field of sequencing-based molecular diagnostics. Levinson proposed a meeting with Rastetter and Dr. Franz Humer (“Humer”), the Chairman of Roche, to discuss these alternatives.

36. On December 13, 2011, Rastetter and Defendant Flatley met with Humer and Levinson in California where Humer expressed Roche’s interest in acquiring Illumina. Humer stated that Roche would prefer to acquire Illumina on friendly terms, but Rastetter and Flatley said they were not ready to respond and that they would reach out to Humer after consultation with the Illumina Board. Humer had also suggested a process of sharing confidential information, and that Roche’s legal counsel would prepare and deliver a draft of a non-disclosure agreement (“NDA”).

37. On December 14, 2011, the Board discussed the Roche meeting of the day before. The Board reviewed Roche’s acquisition history, including its unsolicited acquisition of Ventana Medical Systems, Inc. in 2007. The Board also discussed Illumina’s takeover defenses and focused on responses to Roche.

38. On December 20, 2011, Humer contacted Flatley to ask about the Board’s reaction to Roche’s private overture. Flatley stalled, telling Humer that the Board intended to consult financial advisors further, and that the Board needed to discuss Roche’s indication of interest further. Humer reiterated Roche’s interest in a deal and suggested that Roche would be willing to pay a premium of 50% over Illumina’s then current share price.

39. On January 3, 2012, Roche sent a private letter to Illumina in which it offered to purchase all of Illumina’s outstanding stock for $40.00 per share. The letter assured the Board that the Company’s operations would not be threatened by a transaction with Roche, and that Roche would maintain the Illumina brand.

40. In the letter, Humer also noted that Roche had repeatedly attempted to engage Illumina’s management and the Board in a discussion on the merits of a business combination but Illumina has been totally unwilling to engage in any meaningful dialogue. Humer also noted that Roche felt time was of the essence and was prepared to move forward expeditiously by committing all necessary resources to complete a transaction promptly.

41. On January 5, 2012, Humer sent an email to Flatley asking that Illumina’s financial advisors contact Roche’s financial advisors Greenhill & Co. (“Greenhill”) and Citigroup Global Markets Inc. (“Citi”) before the meeting of the Board so that Greenhill and Citi could provide their perspective on a possible transaction.

42. When the advisors spoke on January 9, 2012, Roche’s advisors lamented the Company’s lethargy in responding to Roche in any meaningful way.

43. On January 17, 2012, after a cursory review of the offer’s terms, the Board conspired with its financial advisors from Goldman Sachs to determine that Roche’s January 3 offer “grossly” undervalued Illumina and was not in the best interests of Illumina’s stockholders despite its high premium.

44. The Board also set in motion plans to fortify itself, including arranging with counsel a shareholder rights plan.

45. On January 25, 2012, Roche issued a press release announcing its intent to commence an unsolicited tender offer to purchase all the outstanding stock of Illumina for $44.50 per share in cash.

46. Severin Schwan, CEO of Roche Group, stated in the press release, “Roche’s all-cash offer of $44.50 per share represents full and fair value for Illumina and we expect that Illumina’s shareholders will welcome the opportunity to sell their shares at a significant premium to current market prices. It is our strong preference to enter into a negotiated transaction with Illumina, and we remain willing to engage in a constructive dialogue with Illumina to jointly develop an optimal strategy for maximizing the value of our combined business.”

47. That same day the Illumina Board met with Goldman Sachs to discuss the Company’s defenses and the Board adopted the Poison Pill. On January 27, 2012, Roche formally initiated its unsolicited tender offer.

48. In response, Illumina issued a press release stating that the Board would thoroughly review the Roche Offer and make a recommendation in due course. On February 7, 2011, the Board disclosed that it had determined that the Roche Offer was not in the best interest of the Company’s shareholders, and has since refused to appreciate whether engaging Roche is actually in line with its fiduciary duties to the Company’s stockholders.

C.	Illumina Board Remains Unreasonably Entrenched

49. Instead of using Roche’s strong interest as leverage to negotiate for a higher price, the Illumina Board constructed a nearly insurmountable defense to hostile offers.

50. On January 26, 2012, the Board enacted the Poison Pill. The Poison Pill is triggered upon the acquisition by a person or group of 15% or more of the Company’s outstanding common stock. Under the terms of the Poison Pill, Illumina will give out one preferred stock purchase right as a dividend on each share of its common stock. Those rights would then become active if a person or group amassed 15 percent of Illumina’s common stock. With the Poison Pill, Illumina makes it impossible for Roche to close on its tender offer.

51. According to Illumina CEO Flatley, “[t]he Illumina Board has taken this action to ensure that our stockholders receive fair treatment and protection in connection with any proposal or offer to acquire the company, including the proposal announced by Roche.” However, the Board has exhibited no interest in engaging Roche to fully inform itself of whether shareholders need such protection at all.

52. The Poison Pill is a revival of a rights plan that the Company had for ten years. That plan recently expired and the Company announced it had no intention to renew it. Now the Board has made a reversal.

53. Also entrenching the Illumina directors is a staggered board, with only a third of directors up for election each year. This measure also prevents takeovers, keeping shareholder from replacing the entire board with directors who would be willing to inform themselves about the Roche Offer.

54. The Poison Pill and staggered board are additional layers to Illumina’s preexisting defensive capabilities. Illumina’s charter does not include a provision exempting the Company from the effects of D.G.C.L. Section 203. Thus, Roche or any other potential acquirior unable to reach the 85% statutory threshold, therefore, would be subject to Section 203’s three-year delay.

55. The restrictions of D.G.C.L. Section 203 do not apply if corporation’s original certificate of incorporation contains a provision expressly electing not to be governed. Illumina does not have this provision in its charter.

D.	The Board Continues to Rely On Its Conflicted Financial Advisor

56. The Board has exhibited bad faith in refusing to disengage Goldman Sachs despite the bank’s incurable conflict of interest.

57. Goldman Sachs is Illumina’s long time financial advisor and served as lead underwriter in connection with Illumina’s initial public offering. Goldman has also been engaged by Illumina in a variety of subsequent transactions and contexts.

58. When the Board convened on December 14 to consider Roche’s initial indication of interest, it immediately sought out Goldman Sachs. After the meeting on December 14, Illumina management contacted representatives of Goldman Sachs to discuss the possibility of Goldman Sachs acting as Illumina’s financial advisor to assist the Board in its consideration of the indication of interest and any subsequent acquisition proposals from Roche.

59. However, Goldman continues to have a financial interest in Illumina through a derivative position derived from a 2007 transaction. As part of the complex financial position, if Roche is successful with its current offer of $44.50 a share, Goldman would have to shell out $454 million.

60. While Goldman immediately notified Illumina of its financial interest, and the possible appearance of a conflict, when it was contacted in December 2011 by the Company about Roche’s interest in Illumina, the Board readily embraced Goldman’s financial bias against a deal with Roche because that bias squarely aligned with that of the Board.

61. To manage the appearance of a conflict—and not the conflict itself- the Board engaged an additional financial advisor, Bank of America Merrill Lynch. The more sensible solution would have been to not engage Goldman in the first place.

62. As expected, Goldman’s advice to the Board to date has focused on a “just say no” campaign rather than any effort to fully appreciate the potential of the Roche Offer or the totality of the Company’s strategic alternatives.

E.	Roche Remains Committed To Acquiring Illumina

63. On February 7, 2012, Illumina filed a 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission (“SEC”), formally announcing its rejection of the Roche Offer (the “Proxy”).

64. Despite the Board’s bad faith refusal to engage and the adoption of the Poison Pill, Roche remains committed to acquiring Illumina. On February 27, 2012, Roche extended its tender offer until March 23, 2012.

65. Since Roche began courting Illumina, the Company’s share price has risen above $51, suggesting the market hopes that the Illumina Board can embrace Roche’s interest and extract an even better offer through negotiation or at least the sharing of diligence materials.

66. While Roche has shown a strong commitment to acquire Illumina, Roche will likely not wait around forever. Without judicial intervention to invalidate the Poison Pill and render D.G.C.L. Section 203 inapplicable to the proposed deal, Illumina shareholders may lose out on the opportunity to obtain a substantial premium on their investment. Indeed, on March 5, Roche issued a statement that it was willing to drop its offer if Illumina did not cooperate. If nothing else, the Board needs to remove Goldman Sachs from the Board’s deliberations and exhibit to Illumina’s shareholders that it seeking independent financial advice and acting in their best interest.

F.	Questions Arise About Illumina’s Revenue Prospects; Company Found to Infringe Patents

67. Illumina was sued in 2009 by LadaTech LLC (“LadaTech”), a biotech company that alleged Illumina had infringed a patent for gene-manipulation techniques used in diagnosing disease.

68. On March 1, 2012, a federal jury in Delaware decided that the patent owned by LadaTech was valid and enforceable.

69. Illlumina’s CEO expressed his disagreement with the verdict, stating, “[w]e disagree with and plan to appeal the present finding of infringement in this lawsuit, and note that this finding was made without consideration of the enforceability of the patent asserted by LadaTech. We continue to feel very strongly about our position that LadaTech’s allegations are without merit and we look forward to presenting our unenforceability defense, and ultimately to obtaining a favorable result to that effect.”

70. While the case will now proceed to its next phase, the damaging verdict sits against the backdrop of doubt about the Company’s ability to operate as a standalone entity.

71. On February 27, Roche filed with the SEC a presentation detailing how prices for gene-sequencing machines are under pressure and governments are cutting funding for Illumina’s academic buyers, so sales may not expand as quickly as the Company had recently predicted.

72. In addition, commentators have taken issue with some of Illumina’s bookkeeping, which is being used to boost sales by giving its customers overly generous payment terms, or that the Company purposefully booked a bunch of sales at the end of a quarter—or both.

73. Plaintiffs do not contend that the Roche Offer must necessarily be accepted as is. Rather, the Board must act in good faith, which could require engaging with Roche to extract a higher price. At minimum, if the Board cannot find a better alternative (by negotiating with Roche or otherwise), and cannot convince shareholders that the Board’s long term management plan is more valuable than whatever Roche is willing to offer, then the Board has to respect the will of the Illumina shareholders and remove the obstacles to the Roche Offer.

G.	Defendants File Misleading Proxy and Fail To Disclose Material Information

74. Despite Illumina’s waning performance, Defendants have failed properly to consider the Roche Offer or any strategic alternative to their undisclosed standalone plan. Instead, Defendants have embarked on a misinformation campaign and have deemed the Roche Offer inadequate without disclosing to shareholders the basis for that assessment.

75. On February 7, 2012, Illumina filed the Proxy in connection with the Roche Offer. Because Illumina shareholders are in the process of deciding whether to tender their shares in addition to contemplating their vote at the upcoming annual meeting, the Proxy’s contents and omissions are of critical import at this moment.

76. Not only are Illumina shareholders being asked to appreciate the Roche Offer without the luxury of comparison to an articulated standalone plan, but they are also without other material information such as:

a)	information regarding how a change in Tender Offer price would affect the payments or Goldman Sachs’ incentives.

b)	a summary of values indicated from the purported review by the Board of the future prospects of the Company, including its growth prospects and its pipeline, but did not include even review; and

c)	full information concerning the Company’s historical trading value used to deem the Roche Offer as opportunistic and inadequate.

77. Thus, the only “threat” poised by the Roche Offer appears to come from the response by Illumina and the Board which undermines an informed shareholder vote at the annual meeting, and impairs shareholders’ ability to evaluate the Roche Offer. Because the Board has adopted a “just say no” approach to the Roche Offer and refuses to remove defensive measures unless voted from office, full information surrounding the Roche Offer is critical to the upcoming annual meeting because the meeting will in some ways serve as a referendum on the Roche Offer and the Board’s conduct.

CLASS ALLEGATIONS

78. Plaintiff brings this action pursuant to Chancery Court Rule 23, on behalf of all other holders of Illumina common stock (except defendants herein and any persons, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from defendants’ wrongful actions, as more fully described herein (the “Class”).

79. This action is properly maintainable as a class action.

80. The Class is so numerous that joinder of all members is impracticable. The number of shares of common stock of Illumina outstanding as of January 31, 2012 was 122,327,021. Plaintiff believes there are thousands of beneficial holders of Illumina stock, including investors located around the world.

81. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

a.	Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to Plaintiff and the other members of the Class, including their duties of loyalty, due care, and candor;

b.	Whether the Individual Defendants are engaging in self-dealing in connection with the Roche Offer;

c.	Whether the refusal by the Individual Defendants to consider and respond in good faith to the Roche Offer is a breach of their fiduciary duty;

d.	Whether the Poison Pill implemented by the Individual Defendants and designed to make an acquisition transaction more difficult or costly for a potential acquirer are reasonable under the circumstances and/or fair to members of the Class;

e.	Whether the Defendants have disclosed all material facts in connection with their decision not to consider and respond in good faith to acquisition offers which are in the best interest of members of the Class; and

f.	Whether Plaintiff and the other members of the Class would be irreparably damaged if the Individual Defendants are not compelled to consider and respond in good faith to the Roche Offer.

82. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

83. The Individual Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole. To the extent the Individual Defendants continue their refusal to consider and respond in good faith to the acquisition transaction offers or adopt defensive measures to make such an acquisition more difficult or costly to Roche or any other potential acquirer, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate.

84. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

85. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

CLAIM FOR RELIEF

COUNT I

(Claim For Breach of Fiduciary Duty Against the Individual Defendants)

86. Plaintiff realleges each and every allegation above as if set forth in full herein.

87. By virtue of their positions as directors of Illumina, the Individual Defendants owe fiduciary duties of care and loyalty to Illumina and its stockholders. This requires the Individual Defendants to consider all shareholder value-maximizing transactions in good faith; and base material decisions on adequate information and deliberation consistent with their duties of loyalty and care.

88. The Individual Defendants have failed to fulfill their fiduciary duties by not responding in good faith to the Roche Offer.

89. In violation of their fiduciary duties, the Individual Defendants have refused to take appropriate action relating to the Poison Pill in response to bona fide expressions of interest from Roche for the sole purpose of entrenching themselves. These actions, taken indefinitely, represent an unreasonable and disproportionate response to the Roche Offer and a violation of the fundamental rights of Plaintiff and the Class.

90. By implementing and maintaining the Poison Pill, the Illumina Board also purposefully interfered with the stockholder franchise. The Poison Pill is a disproportionate, coercive and preclusive defensive response.

91. Further, by knowingly engaging a conflicted financial advisor in order to protect its own interests, the Board has breached its duty of loyalty.

92. By engaging in the foregoing conduct, the Individual Defendants have breached and are continuing to breach their fiduciary duties of loyalty and care by, among other things, failing to act in the interest of Illumina’s stockholders.

93. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and violate Delaware law to the detriment of Illumina and its stockholders.

94. Plaintiff and the Class have no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands judgment as follows:

(a) Declaring this action properly maintainable as a class action;

(b) Ordering the Individual Defendants to affirmatively fulfill their fiduciary duties to Plaintiff and the other members of the Class by acting to undertake an appropriate evaluation of alternatives to maximize value for Illumina’s public stockholders including, but not limited to, the Roche Offer;

(c) Enjoining the Individual Defendants from taking any further action designed to frustrate any potential transaction that would maximize shareholder value including the Roche Offer or an open auction, to obtain maximum value;

(d) Requiring the Individual Defendants to the extent they have not, fully disclose all material information to the Illumina shareholders;

(e) Ordering the Individual Defendants, jointly and severally, to account to Plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein, including pre- and post- judgment interest;

(f) Entering such injunctive relief as may be appropriate, including rendering the Poison Pill and D.G.C.L. Section 203 inapplicable to the Roche Offer;

(g) Awarding Plaintiff the costs and disbursements of this action including a reasonable allowance for Plaintiff’s attorney’s fees and experts’ fees and pre-and post-judgment interest; and

(h) Granting such other and further relief as this Court may deem to be just and proper.

Dated: March 8, 2012	CHIMICLES & TIKELLIS LLP

OF COUNSEL: BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP Mark Lebovitch Jeremy Friedman 1285 Avenue of the Americas New York, NY 10019 (212) 554-1400	Pamela S. Tikellis (#2172) Robert J. Kriner, Jr. (#2546) A. Zachary Naylor (#4439) Tiffany J. Cramer (#4998) Vera V. Gerrity (#5676) 222 Delaware Ave. P.O. Box 1035 Wilmington, DE 19899 (302) 656-2500

SULLIVAN, WARD, ASHER & PATTON, P.C. Michael J. Asher 25800 Northwestern Highway, Suite 1000 Southfield, Michigan 48075 (248) 746-2728	Counsel for Plaintiff

Counsel for Plaintiff

24